UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLOVER HEALTH INVESTMENTS, CORP.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

18914F111
(CUSIP Number)

Chamath Palihapitiya
SCH Sponsor III LLC
317 University Ave, Suite 200
Palo Alto, California 94301
(650) 521-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602
(212) 735-3000

July 7, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18914F111	Page 2 of 9 pages

1.	Name of Reporting Person SCH Sponsor III LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 18914F111	Page 3 of 9 pages

1.	Name of Reporting Person ChaChaCha SPAC C LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,408,480
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,408,480
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,408,480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person OO

CUSIP No. 18914F111	Page 4 of 9 pages

1.	Name of Reporting Person Chamath Palihapitiya
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,432,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,432,501
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,432,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person IN

CUSIP No. 18914F111	Page 5 of 9 pages

1.	Name of Reporting Person Ian Osborne
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,063,919
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,063,919
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,063,919
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person IN

EXPLANATORY NOTE
Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on January 15, 2021 (the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clover Health Investments, Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3401 Mallory Lane, Suite 210, Franklin, Tennessee 37067.
Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

SCH Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), ChaChaCha SPAC C LLC, a Delaware limited liability company ("ChaChaCha"), Chamath Palihapitiya, a citizen of the United States, and Ian Osborne, a citizen of the United Kingdom (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

The principal business address of each of SCH Sponsor III LLC, ChaChaCha and Mr. Palihapitiya is 317 University Avenue, Suite 200, Palo Alto, California 94301.  The principal business address of Mr. Osborne is Roseneath, The Grange, St. Peter Port, Guernsey GY1 2QJ.
During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 5(c) of the Schedule 13D is incorporated herein by reference.

On January 7, 2021, an affiliate of Mr. Palihapitiya initially received 284,891 shares of Class B common stock, $0.0001 per share (the “Class B Common Stock”), of the Issuer in connection with the closing of the Business Combination.  The Class B Common Stock has ten votes per share and is convertible into shares of Class A Common Stock on a one-for-one basis.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 330,482,877 shares of Class A Common Stock outstanding after the closing of the Offering (as defined below) on November 22, 2021:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SCH Sponsor III LLC	0	0.0%	0	0	0	0
ChaChaCha SPAC C LLC	28,408,480	8.6%	28,408,480	0	28,408,480	0
Chamath Palihapitiya(1)	30,432,501	9.2%	30,432,501	0	30,432,501	0
Ian Osborne	4,063,919	1.2%	4,063,919	0	4,063,919	0

(1) Mr. Palihapitiya may be deemed to beneficially own the Issuer securities held by ChaChaCha and other affiliates.  This amount includes 284,891 shares of Class B Common Stock held by an affiliate of Mr. Palihapitiya, which are convertible into shares of Class A Common Stock on a one-for-one basis.
Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following:
Except as set forth below, none of the Reporting Persons has effected any transactions in the Class A Common Stock since May 8, 2021.
On June 25, 2021, an affiliate of Mr. Osborne sold 1,342,099 shares of Class A Common Stock in the open market at a weighted average price of $13.0849 per share.
On June 28, 2021, an affiliate of Mr. Osborne sold 2,909,616 shares of Class A Common Stock in the open market at a weighted average price of $12.8225 per share.
On June 29, 2021, an affiliate of Mr. Osborne sold 748,285 shares of Class A Common Stock in the open market at a weighted average price of $13.3925 per share.
On July 7, 2021, the Sponsor distributed its 20,500,000 shares of Class A Common Stock and 10,933,333 warrants to purchase Class A Common Stock to its members on a pro rata basis, including 16,912,500 shares and 9,020,000 warrants distributed to ChaChaCha, and 3,587,500 shares and 1,913,333 warrants distributed to an entity affiliated with Mr. Osborne.  The warrants had an exercise price of $11.50 per share.
On August 16, 2021, ChaChaCha exercised all of its warrants in a "Make-Whole Exercise" prior to a redemption of such warrants by the Issuer. Pursuant to the terms of the warrants relating to a Make-Whole Exercise, the warrants held by ChaChaCha were exercised for 2,245,980 shares of Class A Common Stock.
On August 20, 2021, an entity affiliated with Mr. Osborne exercised all of its warrants in the "Make-Whole Exercise" described above. Pursuant to the terms of the warrants relating to a Make-Whole Exercise, these warrants were exercised for 476,419 shares of Class A Common Stock.
On August 20, 2021, each of ChaChaCha and an entity affiliated with Mr. Osborne distributed 750,000 and 250,000 shares of Class A Common Stock, respectively, for no value.
On November 22, 2021, SC Master Holdings, LLC ("SC Master"), an entity affiliated with Mr. Palihapitiya, purchased 1,739,130 shares of Class A Common Stock at a price of $5.75 per share in a registered offering by the Issuer (the "Offering").  The funds used to purchase such shares came from SC Master's working capital.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by the following:

As of July 7, 2021, the Sponsor ceased to beneficially own more than five percent of the outstanding shares of Class A Common Stock.

As of August 6, 2021, Mr. Osborne ceased to beneficially own more than five percent of the outstanding shares of Class A Common Stock.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit Number	Description

6	Joint Filing Agreement, dated as of January 14, 2022, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2022	SCH SPONSOR III LLC

	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

ChaChaCha SPAC C LLC

	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Manager

Chamath Palihapitiya

/s/ Chamath Palihapitiya

Ian Osborne

/s/ Ian Osborne